

#1 VF 3-4-02

SE[CURITIES AND EXCHANGE] COMMISSION
[WASHINGTON, D.C.] 20549

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RECEIVED
FEB 25 2002
352


# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51896 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NU Makar Money Management LLC
(Forma) Sustainability Investments

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: **(Do not use P.O. Box No.)**

400 Skokie Boulevard, Suite 550
(No. and Street)

Northbrook (City) Illinois (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jérôme de Bontin, President & CEO (847) 714-9353
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT **whose opinion is contained in this Report***

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name — if individual, state last, first, middle name)

201 International Circle, Suite 200 (Address) Hunt Valley, (City) Maryland (State) 21030 (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| PROCESSED MAR 18 2002 P THOMSON FINANCIAL |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

*Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

# OATH OR AFFIRMATION

I, Jérôme de Bontin, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Sustainability Investments, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



OFFICIAL SEAL
MARY B SMITH
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/17/05


Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**SUSTAINABILITY INVESTMENTS**

## TABLE OF CONTENTS

**ARTHUR F. BELL, JR. & ASSOCIATES, L.L.C.**

**Certified Public Accountants**

(410) 771-0001

FAX (410) 785-9784

Member:

American Institute of Certified Public Accountants

SEC Practice Section

Maryland Association of Certified Public Accountants

Suite 200

201 International Circle

Hunt Valley, Maryland 21030

## INDEPENDENT AUDITOR'S REPORT

To the Member
Sustainability Investments

We have audited the accompanying statement of financial condition of Sustainability Investments (the Company) as of December 31, 2001, and the related statements of operations, changes in member's capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sustainability Investments as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 13, 2002

**SUSTAINABILITY INVESTMENTS**
**STATEMENT OF FINANCIAL CONDITION**
December 31, 2001

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 9,026 |
| Commissions receivable | 126 |
| Office equipment, net of accumulated depreciation of $1,021 | 2,468 |
| Total assets | $11,620 |
| **LIABILITIES** | $ 0 |
| **MEMBER'S CAPITAL** | 11,620 |
| Total liabilities and member's capital | $11,620 |

See accompanying notes.

**SUSTAINABILITY INVESTMENTS**
**STATEMENT OF OPERATIONS**
For the Year Ended December 31, 2001

| | |
|---|---|
| **REVENUE** | |
| Commissions | $ 561 |
| | |
| **EXPENSES** | |
| Operating expenses | 780 |
| Depreciation expense | 741 |
| Total expenses | 1,521 |
| NET (LOSS) | $ (960) |

See accompanying notes.

**SUSTAINABILITY INVESTMENTS**
**STATEMENT OF CHANGES IN MEMBER'S CAPITAL**
For the Year Ended December 31, 2001

| | |
|---|---|
| Balance at<br>December 31, 2000 | $12,580 |
| Net (loss) for the year<br>ended December 31, 2001 | (960) |
| Balance at<br>December 31, 2001 | $11,620 |

See accompanying notes.

**SUSTAINABILITY INVESTMENTS**
**STATEMENT OF CASH FLOWS**
For the Year Ended December 31, 2001

| | |
|---|---|
| **Cash flows from (for) operating activities** | |
| Net (loss) | $ (960) |
| Adjustments to reconcile net (loss) to net cash (for) operating activities: | |
| Depreciation expense | 741 |
| Changes in operating assets and liabilities: | |
| Decrease in commissions receivable | 30 |
| (Decrease) in accounts payable | (704) |
| Net cash (for) operating activities | (893) |
| **Cash flows (for) investing activities** | |
| Purchase of office equipment | (2,237) |
| Net (decrease) in cash | (3,130) |
| **Cash** | |
| Beginning of year | 12,156 |
| End of year | $ 9,026 |

See accompanying notes.

## Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### A. General Description of the Company

Mékar Money Management, L.L.C., doing business as Sustainability Investments (the Company), is an Illinois limited liability company organized on April 29, 1999. Except as required by the Illinois Limited Liability Company Act, the Member is not liable for debts of the Company. The Sole Member of the Company is Mékar Financial Services, L.L.C. The Manager of the Company is Jérôme de Bontin, who conducts and manages the business of the Company. Jérôme de Bontin is also the President of Mékar Financial Services, L.L.C. The Company is registered with the Securities and Exchange Commission as a broker and dealer in securities and is a member of the National Association of Securities Dealers, Inc.

### B. Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management. Commission revenue is recognized as income when earned.

### C. Office Equipment

Office equipment is stated at cost and is depreciated using straight-line and accelerated methods over the estimated useful lives of the assets, which range from 3 to 7 years.

### D. Income Taxes

The Company is treated as a partnership for U.S. and state income tax purposes. All income or loss is taxable to the Sole Member, however, the state of Illinois imposes a replacement tax of 1.5% of state taxable income on the Company.

## Note 2. RELATED PARTY TRANSACTIONS

During 2001, the Sole Member paid various operating expenses and professional fees on behalf of the Company. The Sole Member has waived its right to be reimbursed by the Company for such amounts.

## Note 3. NET CAPITAL

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain both minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2001, the Company has net capital of $9,152, which is $4,152 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is 0 to 1.

# SUPPLEMENTARY INFORMATION

**SUSTAINABILITY INVESTMENTS**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
December 31, 2001

| | |
|---|---|
| Total member's capital | $11,620 |
| Deduct items not allowable for net capital purposes | |
| Non-allowable assets | (2,468) |
| Net capital | $ 9,152 |
| Minimum net capital required – 6.67% of aggregate indebtedness (Note 1, below) | $ 0 |
| Minimum regulatory dollar net capital requirement | $ 5,000 |
| Net capital shown above | $ 9,152 |
| Minimum net capital requirement | 5,000 |
| Excess net capital | $ 4,152 |
| Total aggregate indebtedness (total liabilities) | $ 0 |
| Ratio of aggregate indebtedness to net capital | 0.0% |
| Reconciliation with Company's computation: | |
| Net capital as reported by the Company in Part IIA of Form X-17a-5 as of December 31, 2001 (unaudited) | $ 9,112 |
| Adjustment to operating expenses | 40 |
| Net capital shown above | $ 9,152 |

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2001 is as follows:

| | |
|---|---|
| Total liabilities | $ 0 |
| Less indebtedness adequately collateralized by securities | 0 |
| Aggregate indebtedness | $ 0 |

**SUSTAINABILITY INVESTMENTS**
**COMPUTATION OF RESERVE REQUIREMENTS**
**UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3**
December 31, 2001

The Company does not file information in accordance with Rule 15c3-3, as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, Sustainability Investments claims the k(2)(i) exemption in relation to Rule 15c3-3.

# SUSTAINABILITY INVESTMENTS

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

For the Year Ended December 31, 2001

ARTHUR F. BELL, JR. & ASSOCIATES, L.L.C.

**Certified Public Accountants**

(410) 771-0001

FAX (410) 785-9784

Member:

American Institute of Certified Public Accountants

SEC Practice Section

Maryland Association of Certified Public Accountants

Suite 200

201 International Circle

Hunt Valley, Maryland 21030

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member
Sustainability Investments

In planning and performing our audit of the financial statements and supplementary information of Sustainability Investments (the Company), for the year ended December 31, 2001, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 13, 2002

**SUSTAINABILITY INVESTMENTS**

**ANNUAL REPORT**

December 31, 2001